NAVIOS MARITIME CONTAINERS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

September 13, 2018

VIA EDGAR

Donald E. Field

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Navios Maritime Containers L.P.

Registration Statement on Form F-1

File No. 333-225677

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on September 11, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for September 13, 2018, at 4:00 PM Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date. We will advise the Staff as soon as possible if and when we are ready to again request effectiveness of the Registration Statement.

Please contact Joshua Wechsler of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8689 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours,

Navios Maritime Containers Inc.

By: /s/ Chris Christopoulos

Chris Christopoulos

Chief Financial Officer